UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 2, 2015

TEAM, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-08604	74-1765729
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Dairy Ashford, Suite 600

Sugar Land, Texas 77478

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (281) 331-6154

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate line below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 — CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 — CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the — Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the — Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.	Regulation FD Disclosure.

On November 2, 2015, Team, Inc. (“Team” or the “Company”) and Furmanite Corporation (“Furmanite”) issued a joint press release regarding the proposed transaction disclosed in Item 8.01 of this Current Report on Form 8-K. A copy of the joint press release is attached hereto as Exhibit 99.1.

A copy of the presentation regarding the proposed transaction, which was made available by the Company on November 2, 2015, is attached hereto as Exhibit 99.2 and is available on the Company’s website at teaminc.com.

Exhibit 99.1 and 99.2 are being furnished under Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such Section, nor shall such exhibits be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act.

ITEM 8.01.	Other Events.

On November 1, 2015, the Company and TFA, Inc., a wholly owned subsidiary of the Company (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Furmanite, providing for the acquisition of Furmanite by the Company. Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved by the boards of directors of the respective parties, the Merger Subsidiary will be merged with and into Furmanite, whereupon the separate existence of the Merger Subsidiary will cease and Furmanite shall continue as the surviving corporation.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “creates” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Team’s and Furmanite’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control.

These forward-looking statements are subject to a number of factors, assumptions, risks and uncertainties which could cause Team’s, Furmanite’s or the combined company's actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

These factors, assumptions, risks and uncertainties include, but are not limited to: (1) Team’s or Furmanite’s shareholders may fail to approve the transaction, on the expected timeframe or at all; (2) conditions to the closing of the merger may not be satisfied, on the expected time frame or at all; (3) the transaction may involve unexpected costs, liabilities or delays; (4) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (5) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (6) the businesses of Team and Furmanite may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (7) the expected growth opportunities, costs savings or other benefits from the transaction may not be fully realized or may take longer to realize than expected; (8) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (9) operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (10) reputational risks and the reaction of the companies' customers to the transaction; (11) diversion of management time on merger related issues; (12) customer acceptance of the combined company's products and services; (13) the outcome of any legal proceeding relating to the transaction; and (14) any changes in the strategy of Team, Furmanite or the anticipated strategy of the combined company. Additional factors that could cause Team’s and Furmanite’s results to differ materially from those described in the forward-looking statements can be found in Team’s and Furmanite’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC's website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Team, Furmanite, or the proposed merger or other matters and attributable to Team, Furmanite or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Team and Furmanite do not undertake any obligation to update any forward-looking statements, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER.

When available, the joint proxy statement/prospectus will be mailed to shareholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC's website (www.sec.gov).

In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Suite 600, Sugar Land, TX 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.Teaminc.com.

Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com.

The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Team and Furmanite in connection with the proposed merger.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC.

Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above.

Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint press release issued by Team, Inc. and Furmanite Corporation, dated November 2, 2015.

99.2	Investor presentation materials, dated November 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Team, Inc.
(Registrant)
Date: November 2, 2015	By:	/s/ Andre C. Bouchard
André C. Bouchard
Executive Vice President, Administration, Chief Legal Officer and Secretary